Exhibit 99.1

ORDINARY AND EXTRAORDINARY
SHAREHOLDERS’ MEETING

As concerns the Ordinary and Extraordinary Shareholders’ Meeting there is reason to presume that the Meeting will be held on second call for the Ordinary part and on third call for the Extraordinary part on

Thursday 3rd May 2007, at 11.00 a.m.

at the office in Piazza San Carlo, 158, Turin.

To facilitate entry to the Meeting, Shareholders are kindly requested to arrive with a copy of the communication prepared by the intermediary and in advance with respect to the time set for the Meeting, for the purpose of favouring admission operations.

Turin, 24th April 2007

Intesa Sanpaolo S.p.A.   Parent Bank of the Intesa Sanpaolo Banking Group   Registered in the Register of Banking Groups   Registered Office: Piazza San Carlo 156, Turin, Italy   Share capital euro 6,646,436,318.60   Registration number in the Turin Register of Companies and fiscal code 00799960158, VAT number 10810700152   Member of the Interbank Deposit Guarantee Fund and the National Guarantee Fund   Registration number in the Register of Banks 5361

MEETING
OF SAVING SHARE HOLDERS

As concerns the Meeting of Saving Share Holders there is reason to presume that the Meeting will be held on third call on

Friday 4th May 2007, at 11.00 a.m.

at the office in Piazza San Carlo, 158, Turin.

To facilitate entry to the Meeting, Saving Share Holders are kindly requested to arrive with a copy of the communication prepared by the intermediary and in advance with respect to the time set for the Meeting, for the purpose of favouring admission operations.

Turin, 24th April 2007

Intesa Sanpaolo S.p.A.   Parent Bank of the Intesa Sanpaolo Banking Group   Registered in the Register of Banking Groups   Registered Office: Piazza San Carlo 156, Turin, Italy   Share capital euro 6,646,436,318.60   Registration number in the Turin Register of Companies and fiscal code 00799960158, VAT number 10810700152   Member of the Interbank Deposit Guarantee Fund and the National Guarantee Fund   Registration number in the Register of Banks 5361